

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Yi Zhou
Chief Executive Officer and Director
Aquaron Acquisition Corp.
515 Madison Avenue, 8th Floor
New York, NY 10022

      Re: Aquaron Acquisition Corp.
           Form 10-K for the year ended December 31, 2022
           File No. 001-41470

Dear Yi Zhou:

      We have reviewed your filing and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

General

1.   Reference is made to disclosures within your definitive proxy statement filed on June 9, 2023, where you acknowledge foreign ties and discuss the impact on your ability to complete your initial business combination. Please revise future periodic filings to include the same disclosure.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction